KNIGHT FULLER, INC.
3470 Winona Avenue
Burbank, California 91504

SUPPLEMENT DATED NOVEMBER 15, 2005 TO
INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
EXCHANGE ACT OF 1934 AND RULE 14f-1 THEREUNDER

NOTICE OF CHANGE IN THE COMPOSITION
OF THE BOARD OF DIRECTORS

          This Supplement to Information Statement (this “Supplement”) is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. Section 14(f) of the Exchange Act requires the mailing of an Information Statement to the stockholders of a subject corporation not less than ten days prior to a contemplated change in a majority of the corporation’s directors otherwise than at a meeting of its stockholders. In this regard, on or about August 22, 2005, Knight Fuller, Inc., a Delaware corporation (the “Company” or “we”), furnished an Information Statement (the “Information Statement”) to the holders of record as of the close of business on August 17, 2005 (the “Record Date”) of the Company’s common stock. The Information Statement described a change in a majority of the Company’s directors in connection with the merger transaction described in the Information Statement.

          This Supplement is being furnished on or about November 15, 2005, to the stockholders of record as of the Record Date. This Supplement supplements, and should be read in conjunction with, the Information Statement you received previously. The information in the Information Statement in the sections entitled “Information Regarding the Change in Composition of the Board of Directors,” on page 3 of the Information Statement, is supplemented by this Supplement to describe the principal business experience of each of our four directors and executive officers during the last five years, and to provide additional information with respect to our Board of Directors.

          This Supplement also supplements information in the Information Statement in the section entitled “Executive Compensation” to describe the compensation to our four executive officers for their services to CenterStaging Musical Productions, Inc., our wholly owned subsidiary (“CenterStaging”), during CenterStaging’s past three fiscal years.

* * * * * *

          THIS SUPPLEMENT IS BEING FURNISHED FOR YOUR INFORMATION ONLY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS SUPPLEMENT. PROXIES ARE NOT BEING SOLICITED.

INFORMATION REGARDING THE CHANGE IN COMPOSITION
OF THE BOARD OF DIRECTORS

Directors and Executive Officers

          The following table identifies our current directors and executive officers:

Name	Age	Position

Roger Paglia	53	Director, Chief Executive Officer and Secretary
Johnny Caswell	64	Director and President
Jan Parent	49	Director and Senior Executive Vice President
Howard Livingston	46	Director and Chief Financial Officer

          Roger Paglia joined CenterStaging in April 2004 as its Vice President. He was appointed as its Chief Executive Officer in March 2005. From April of 2000 until February of 2003, Mr. Paglia was the Chairman of the Board of Directors and the President of Media and Entertainment, Inc., a Los Angeles-based company engaged in the development and marketing of a compression algorithm for digital data delivery, which he founded in April 2000. Mr. Paglia has over 25 years as an entertainment industry executive, working in both the music and motion picture industries. As a music publisher and record producer, Mr. Paglia served as president of international music publishing companies and directed the record production activities at a major entertainment company. He also founded PEC Worldwide Services, which specialized in motion picture film distribution, music distribution, post-production services and fulfillment services. PEC’s clientele included all of the Walt Disney Companies (i.e., Touchstone Pictures, Hollywood Pictures, Buena Vista Worldwide, Hollywood Records, Buena Vista Music Publishing), Aaron Spelling Productions, Sony/Tristar/Columbia Pictures, Lorimar, ABC and NBC.

          Johnny Caswell founded CenterStaging in January 1980 and served as a director and as Vice President of CenterStaging until March 2005, when he was appointed as its President.

          Jan Parent also is a founder of CenterStaging, and served as a director and as President from its inception until March 2005, when he was appointed as its Senior Executive Vice President.

          Howard Livingston joined CenterStaging in November 2004 as its Chief Financial Officer. From December 1984 until prior to joining CenterStaging, Mr. Livingston was a senior financial executive for Warner Bros.  He joined Warner Bros. in December 1984 and played an important role in a wide variety of strategic and operating initiatives and various strategic joint ventures and corporation transactions. He was a key member of the executive committee that was responsible for the roll-out of the DVD format and the “Direct to Retail” distribution initiatives. Mr. Livingston is a Certified Public Accountant.

Board Committees

          As disclosed in the Information Statement, the Company currently has no standing audit, nominating or compensation committee of the Board of Directors. Prior to the completion of the merger transaction described in the Information Statement, the Company had only two directors, and had limited business and operations and scarce financial resources. Under the circumstances, the two directors of the Company were able to jointly oversee the Company’s business and operations without the need to segregate their duties by forming Board committees. In light of the Company’s limited resources, the directors also believed it was not feasible to add additional directors of the Company who might serve as members of one or more Board committees.

          We are currently assessing the composition of our Board of Directors in light of our business needs, and will consider the addition of one or more new or different directors. Depending on the outcome of this assessment, we may create a standing audit committee or compensation committee, as well as a possible nominating and governance committee. In the meantime, the full Board of Directors will participate in the consideration of prospective director-nominees. In the future event that we become a listed company on a national stock exchange or the NASDAQ Stock Market, we will be required to comply with all of the applicable listing standards, including those relating to the composition of our Board of Directors and Board Committees.

          During the fiscal year ended December 31, 2004, the Company’s Board of Directors met on eight occasions. Both of the Company’s directors during the period attended all of the meetings.

Stockholder Communication with Board Members

          Stockholders who wish to communicate with our Board members may do so by writing to us at our principal executive office at 3470 Winona Avenue, Burbank, California 91504. Written communications specifically marked as a communication for our Board of Directors, or a particular director, except those that are clearly marketing or soliciting materials, will be forwarded unopened to the Chairman of the Board, or to the particular director to whom they are addressed. Alternatively, they will be delivered unopened to the full Board or the particular director at the next regular scheduled Board meeting.

EXECUTIVE COMPENSATION

          We paid no compensation to any executive officer during the fiscal years ended December 31, 2004 or 2003 or the period from January 1, 2005 through the merger transaction with CenterStaging described in the Information Statement. As a result of the merger transaction described in the Information Statement, our fiscal year has changed to the fiscal year of CenterStaging, which ends June 30 of each year.

Summary Compensation Table

          The following table sets forth certain information concerning the annual and long-term compensation paid or payable for services rendered to CenterStaging in all capacities for the fiscal years ended June 30, 2005, 2004 and 2003 of (i) all persons who served as the Chief Executive Officer of CenterStaging during the fiscal year ended June 30, 2005 and (ii) each person who was an executive officer on June 30, 2005 and whose total annual salary and bonus during the fiscal year ended June 30, 2005 exceeded $100,000. The information set forth below includes all compensation paid or payable to the Named Executive Officers by CenterStaging before the merger transaction in which we acquired CenterStaging.

	Annual Compensation

Name and Principal Position	Year	Salary		Bonus(1)		Other Annual Compensation

Roger Paglia(2) Chief Executive Officer	2005 2004	$ $	306,346 65,769	$ $	82,500 112,500	$ $	-0- 95,900	(3)
Johnny Caswell(4) President	2005 2004 2003	$ $ $	392,669 305,693 322,835		$166,875 -0- -0-		$-0- -0- -0-
Jan Parent(5) Senior Executive Vice President	2005 2004 2003	$ $ $	392,669 305,693 322,835		$166,875 -0- -0-		$-0- -0- -0-
Howard Livingston(6) Chief Financial Officer	2005 2004		$314,565 -0-	$ $	182,500 62,000	$ $	-0- 95,900	(3)

(1)

Of the total bonuses shown, the following amounts have been paid by the Company as of the date of this Supplement: Mr. Paglia - $26,360; Mr. Caswell - $25,368; Mr. Parent - $25,368; and Mr. Livingston - $50,000. The Company intends to pay the balance of these bonuses, without interest, in one or more installments as the Company’s finances permit.

(2)	Mr. Paglia joined CenterStaging in April 2004 as its Vice President, and was appointed as Chief Executive Officer in March 2005.

(3)

The amount shown represents the fair value of shares of common stock of CenterStaging sold and issued to Messrs. Paglia and Livingston in April 2004 in connection with their joining CenterStaging, less the $100 sales price of the shares paid by them.

(4)	Mr. Caswell has served as President of CenterStaging since March 2005.

(5)	Mr. Parent served as President of CenterStaging until March 2005.

(6)	Mr. Livingston became Chief Financial Officer in November 2004.

* * * * * *

          THIS SUPPLEMENT IS BEING FURNISHED FOR YOUR INFORMATION ONLY. NO VOTE OR OTHER ACTION BY THE COMPANY’S STOCKHOLDERS IS REQUIRED IN RESPONSE TO THIS SUPPLEMENT. PROXIES ARE NOT BEING SOLICITED.

4